As filed with the U.S. Securities and Exchange Commission on January 12, 2018

1933 Act File No. 333-216925

1940 Act File No. 811-21058

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☒   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐   Pre-Effective Amendment No.

☒   Post-Effective Amendment No. 1

and/or

☒   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒   Amendment No. 13

AETOS CAPITAL LONG/SHORT STRATEGIES FUND, LLC

(Exact name of Registrant as Specified in Charter)

c/o Aetos Alternatives Management, LLC

875 Third Avenue

New York, New York 10022

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 201-2500

Michael Klein

Aetos Capital, LLC

875 Third Avenue

New York, New York 10022

With a copy to:

Clifford R. Cone, Esq.

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

If this form is a post-effective amendment filed pursuant Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-216925

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-216925) of Aetos Capital Long/Short Strategies Fund, LLC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

Item 25. Financial Statements and Exhibits

(1)	Financial Statements.

Part A: Financial Highlights: years ended January 31, 2017, January 31, 2016, January 31, 2015, January 31, 2014, January 31, 2013, January 31, 2012, January 31, 2011, January 31, 2010, January 31, 2009 and January 31, 2008.

Part B:

Schedule of Investments as of January 31, 2017.*

Statement of Assets and Liabilities as of January 31, 2017.*

*	Incorporated by reference to the Registrant’s Form N-CSR filed on April 5, 2017.

Statement of Operations for the year ended January 31, 2017.*

Statements of Changes in Members’ Capital for the years ended January 31, 2016 and January 31, 2017.*

Statement of Cash Flows for the year ended January 31, 2017.*

Financial Highlights for the years ended January 31, 2017, January 31, 2016, January 31, 2015, January 31, 2014, January 31, 2013, January 31, 2012, January 31, 2011, January 31, 2010, January 31, 2009 and January 31, 2008.*

(2)	Exhibits:

(a)(1)	Certificate of Formation of Registrant[1]

(a)(2)	Certificate of Amendment to Certificate of Formation[2]

(a)(3)	Form of Limited Liability Company Agreement of Registrant[3]

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Form of Amended Investment Advisory Agreement**

(h)	Not applicable

(i)	Not applicable

(j)	Fund of Hedge Funds Custodial Agreement[4]

(k)	Administrative Services Agreement[5]

(l)	Opinion and Consent of Clifford Chance US LLP[6]

(m)	Not applicable

(n)(1)	Opinion and Consent of Clifford Chance Rogers & Wells LLP on tax matters[7]

(n)(2)	Consent of Independent Registered Public Accounting Firm[8]

[1]	Filed as Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 filed on March 27, 2002.

[2]	Filed as Exhibit (a)(2) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed August 23, 2002 (“Pre-Effective No. 3”).

[3]	Filed as Exhibit (a)(3) to Pre-Effective No. 3.

[4]	Filed as Exhibit (j) to the Registration Statement on Form N-2 filed on May 26, 2011.

[5]	Filed as Exhibit (k) to the Registration Statement on Form N-2 filed on May 26, 2011.

[6]	Filed as Exhibit (l) to Pre-Effective No. 1 to the Registrant’s Registration Statement on Form N-2 filed on May 16, 2017.

[7]	Filed as Exhibit (n)(1) to Pre-Effective No. 3.

[8]	Filed as Exhibit (n)(2) to Pre-Effective No. 1 to the Registrant’s Registration Statement on Form N-2 filed on May 16, 2017.

(o)	Not applicable

(p)	Initial Subscription Agreement[9]

(q)	Not applicable

(r)(1)	Code of Ethics[10]

(s)	Powers of attorney[11]

Item 26. Marketing Arrangements

Not applicable

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$0
Printing	10,000
Accounting fees and expenses	4,000
Legal fees and expenses	15,000
Miscellaneous	0

Total	$29,000

Item 28. Persons Controlled by or Under Common Control

None

Item 29. Number of Holders of Securities as of 3/31/17

187

Item 30. Indemnification

Reference is made in the provisions of Section 3.7 of Registrant’s limited liability company agreement to be filed as Appendix A to the prospectus contained in this Registration Statement, and to be incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[9]	Filed as Exhibit (p) to Pre-Effective No. 3.

[10]	Filed as Exhibit (r)(1) to the Registration Statement on Form N-2 filed on March 28, 2014.

[11]	Filed as Exhibit (s) to the Registration Statement on Form N-2 filed on March 24, 2017.

**	Filed herewith.

Item 31. Business and Other Connections of Investment Adviser

Certain information pertaining to business and other connections of the Registrant’s Adviser, Aetos Alternatives Management, LLC, is hereby incorporated herein by reference to the section of the Prospectus captioned “Management of the Funds” and to the section of the Statement of Additional Information captioned “Investment Advisory Services.” The information required by this Item 30 with respect to each director, officer or partner of Aetos Alternatives Management, LLC is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-60760).

Item 32. Location of Accounts and Records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o Aetos Alternatives Management, LLC, 875 Third Avenue, New York, NY 10022, c/o Aetos Alternatives Management, LLC 2180 Sand Hill Road, Suite 410, Menlo Park, CA 94025 and at the offices of JPMorgan Chase Bank, 4 Chase Metrotech Center, Brooklyn, NY 11245, the Registrant’s Custodian, and at the offices of HedgeServ (Cayman) Ltd, 3rd Floor Willow House, Cricket Square, George Town, KY1-1104, Grand Cayman, Cayman Islands, the Registrant’s Administrator, and HedgeServ Limited, 75 St Stephens Green, 2nd Floor Dublin 2, Ireland.

Item 33. Management Services

Not applicable

Item 34. Undertakings

(1)

The Registrant hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable

(3)	Not applicable

(4)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) (a)

For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 12th day of January, 2018.

AETOS CAPITAL LONG/SHORT STRATEGIES FUND, LLC

By:

/s/ Michael Klein
Michael Klein, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Klein
Michael Klein	President and Manager (Principal Executive Officer)	January 12, 2018

/s/ Scott Sawyer
Scott Sawyer	Principal Accounting Officer	January 12, 2018

*
Ellen Harvey	Manager

*
Pierre de Saint Phalle	Manager

*
Warren J. Olsen	Manager

*By: /s/ Harold Schaaff
Harold Schaaff, attorney-in-fact		January 12, 2018

EXHIBIT INDEX

EX 99(g)	Form of Amended Investment Advisory Agreement